Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On January 16, 2014, Shinhan Financial Group (hereafter “SFG”) reported that the number of shares owned by its largest shareholder, Korea’s National Pension Service (hereafter “NPS”), had increased from 38,399,881 shares of common stock (representing 8.10%, as of August 2, 2013) to 41,795,962 shares of common stock (representing 8.81%, as of December 31, 2013).

In addition, SFG disclosed that, as of December 31, 2013, NPS holds 2,000,000 shares or 18.02% of series 12 redeemable preferred stock which SFG issued in April 2011. The redeemable preferred stock does not carry voting rights.

This disclosure is based on the results of shareholder registry closing as of December 31, 2013 to identify entitled shareholders to exercise voting rights at the Annual General Meeting of Shareholders and to receive dividends, if any, for fiscal year 2013.